Exhibit 99.2
NEWS RELEASE
17 April 2007
Wolseley plc
Analyst and Investor Site Visit to Leamington Spa
Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, is hosting a visit for analysts and investors on Tuesday 17 April and Wednesday 18 April 2007 to Wolseley UK’s new National Distribution Centre at Leamington Spa.
The visit will include presentations on Wolseley UK operations and DT Group. No material new information will be disclosed in the presentations and there will be no statement on current trading.
The presentations will be webcast live at 08:00am UK time on Wednesday 18 April 2007 accessible through the Company’s website, www.wolseley.com.
ENQUIRIES:

Guy Stainer Head of Investor Relations	+44 118 929 8744 +44 7739 778187

John English Vice President, Investor Relations, North America	+1 513 771 9000 +1 513 328 4900

Brunswick Nina Coad Sophie Brand	+44 20 7404 5959
Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 78,200 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
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